Exhibit 4.18

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Windtree Therapeutics, Inc., or the Company, has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Company’s common stock, $0.001 par value per share, or the Common Stock, is registered under Section 12(b) of the Exchange Act. The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended, or the Charter, and our Amended and Restated Bylaws, or the Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.18 is a part. We encourage you to read our Charter, Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware, or the DGCL, for additional information.

Common Stock

Authorized Capital Stock. Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Voting Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock do not have any cumulative voting rights.

Dividends. Holders of our common stock are entitled to receive ratably any dividends declared by our Board of Directors, or Board, out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock.

No Preemptive or Similar Rights. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. In the event of a liquidation, dissolution or winding up of us, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Reverse Split

On April 28, 2020, we filed an amendment to our Charter in order to effect a 1-for-3 reverse stock split of our common stock effective for trading purposes on May 29, 2020. The number of authorized stock remained unchanged at 120,000,000 shares.

On February 22, 2023, we filed an amendment to our Charter in order to effect a 1-for-50 reverse stock split of our common stock effective for trading purposes on February 24, 2023. The number of authorized stock remained unchanged at 120,000,000 shares.

Preferred Stock

Our Board currently has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation of us. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us or other corporate action.

Of the 5,000,000 authorized shares of preferred stock, 40,000 shares are designated as Series A Preferred Stock and 5,500 shares are designated as Series B Convertible Preferred Stock. As of April 15, 2024, there are no shares of Series A Preferred Stock outstanding and 5,500 shares of Series B Convertible Preferred Stock outstanding. We have no present plans to issue any additional shares of preferred stock.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and By-Laws

Certificate of Incorporation and By-Laws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. According to Section 242 of the DGCL and our By-Laws, the affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our Certificate of Incorporation. Further, our By-Laws provide that stockholder actions may be effected at a duly called meeting of stockholders or by written consent.

Our By-Laws further provide the Board with the exclusive right to increase or decrease the size of the Board (not less than three), and with the right to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director.

Section 203 of the Delaware General Corporation Law

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts our ability to enter into business combinations with an interested stockholder, the owner of 15% or more of the corporation’s voting stock, or an interested stockholder’s affiliates or associates, for a period of three years after such person became an interested stockholder. These restrictions do not apply if:

●	before becoming an interested stockholder, our Board approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

●

upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions; or

●

on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our Board and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Choice of Forum

Our Certificate of Incorporation provides that, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or Certificate of Incorporation or By-Laws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The exclusive forum provision in our Certificate of Incorporation shall not apply to any actions or proceedings brought against us under the Securities Act or Exchange Act, whereby the U.S. District Court for the District of Delaware shall be the sole and exclusive forum.

Limitations on Liability and Indemnification Matters

Pursuant to our By-Laws, we indemnify our directors to the maximum extent permissible under the DGCL. In addition, we have entered into indemnity agreements with our officers and directors that provide, among other things, that we will indemnify them, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer, or other agent of ours, and otherwise to the fullest extent permitted under the DGCL and our By-Laws. These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.

Listing

Our common stock is traded on The Nasdaq Capital Market, or Nasdaq, under the symbol “WINT.”

Transfer Agent and Registrar

The transfer agent and registrar for common stock is Continental Stock Transfer and Trust Company.